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                                                                    EXHIBIT 99.1


                         INDEPENDENT ENERGY HOLDINGS PLC


FOR IMMEDIATE RELEASE                                               14 June 2000

Not for release, publication or distribution in or into Canada, Australia or Japan

INDEPENDENT ENERGY HOLDINGS PLC (the "Company")

RESPONSE TO SHARE PRICE MOVEMENT

The Board of Independent Energy Holdings has noted the recent movement in the prices of its ordinary shares and American Depositary Shares and wishes to clarify the Company's current position.

In its results announcement of 17 May for the nine months to 31 March 2000, the Company referred to its difficulties in the timely billing of customers in the sub-100kW market, which represents approximately 40 per cent. of the Company's turnover. Progress towards the resolution of this issue continues but has been slower than anticipated. The level of billings delayed is Pound Sterling119 million (against Pound Sterling112 million at 17 May), albeit against the background of the continued growth of the business.

To address this, the Company has significantly expanded its in-house billing infrastructure for this market. This expansion is enabling the Company to transfer additional customer accounts from its outside billing service provider to its in-house facility. The Company's current billing position does not yet fully reflect the benefits of these recent improvements, which the Directors believe will lead to the resolution of the sub-100kW billing problems.

In the above 100kW and gas markets, which together represent approximately 60 per cent. of its revenues, the Company continues to bill its customers in a timely manner using its existing in-house systems for these markets.

The Board is keeping under close review the Company's actual and forecast cash position and the utilisation of its bank facilities. Based on its current expectations as to the rate of cash collections, levels of Electricity Pool prices, and the continuing availability of the Company's banking facilities, the Board believes that the Company has sufficient working capital available for its current requirements until the expiration of its revolving credit facility on 29 September 2000. The Company is in active discussions to put in place an appropriate longer term facility which will provide for its future working capital requirements. In addition, the Company is reviewing other financial and strategic alternatives available to it.

Enquiries:

Independent Energy Holdings Plc
John Sulley, Chief Executive            0121 705 1111 (from 10.00 a.m.)

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Note

This press release includes forward-looking statements within the meaning of
Section 27A of the U.S. Securities Exchange Act of 1934. Although Independent Energy Holdings Plc believes that its expectations are based on reasonable assumptions, it cannot provide assurances that these expectations will be achieved. Important factors could cause actual results to differ materially from those in the forward-looking statements, including, but not limited to, the ability to bill and collect revenue in a timely manner, success in implementing its business strategies, increases in the cost of energy, its ability to develop or obtain the necessary systems required by an expanding level of operations and changes in the economic and other conditions in which it competes. Many of these factors are beyond the control of Independent Energy Holdings Plc and its management.